

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

September 2, 2009

Via U.S. Mail
Mr. Scott D. Bengfort
President
Mondas Minerals Corp.
13983 West Stone Avenue
Post Falls, ID 83854

Re: Mondas Minerals Corp.
Form S-1 effective August 12, 2008
Filed July 15, 2008
Item 4.01 Form 8-K
Filed August 7, 2009
File No. 333-152330

Dear Mr. Bengfort:

Your most recent registration statement includes financial statements audited by Moore and Associates Chartered ("Moore"). On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at: http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

Please amend your Item 4.01 Form 8-K, filed August 7, 2009, to disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

If you are unable to obtain an Exhibit 16 letter from Moore at the time you file your Form 8-K – or an amended Exhibit 16 letter for an amended Form 8-K – please disclose this fact in the Form 8-K.

Once you explain Moore's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Any amendment to Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than September 11, 2009. If you have any questions, I can be reached at 202-551-3461.

Sincerely,

/s/ Chris White

Chris White
Branch Chief